Exhibit 1.01

Conflict Minerals Report of Alcon Inc.
For the Calendar Year Ended December 31, 2020
Overview
This Conflict Minerals Report for Alcon Inc. and its consolidated subsidiaries covers calendar year 2020 and was prepared in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act of 1934 (collectively, the “Rule”). Unless the context requires otherwise, the words “we,” “our,” “us,” “Alcon,” “Company,” and similar words or phrases in this report refer to Alcon Inc. and its consolidated subsidiaries. Our report describes the due diligence undertaken to determine the source and chain of custody, including a Reasonable Country of Origin Inquiry (“RCOI”), of the conflict minerals that were contained in, and necessary to the functionality or production of, the products in our supply chain between January 1 and December 31, 2020. An RCOI is designed to help us determine whether these conflict minerals were sourced from the Democratic Republic of Congo or its nine adjoining countries (the “Covered Countries”) or came from recycled or scrap sources. The conflict minerals covered by the Rule are columbite-tantalite (coltan), cassiterite, wolframite, including their derivatives, which are limited to tin, tantalum, and tungsten, and gold (collectively the “Conflict Minerals”).
Company Background
Alcon is the global leader in eye care, dedicated to helping people see brilliantly. With our 75-year heritage, we are the largest eye care company in the world – with complementary businesses in Surgical and Vision Care. We have a long history of industry firsts, and each year we commit a substantial amount of resources in Research and Development to meet customer needs and patient demands.
Our leadership is grounded in cutting-edge innovation and breakthrough technology, transforming the way we treat eye diseases and eye conditions. We have the widest array of eye care offerings in the industry. Based on sales for the year ended December 31, 2020, we are the number one company by global market share in the ophthalmic surgical market and a leader by global market share in the vision care market. We employ over 23,000 associates from more than 100 nationalities, operating in over 75 countries and serving consumers and patients in over 140 countries.
Our Surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our broad surgical portfolio includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end needs of the ophthalmic surgeon.
Our Vision Care business comprises daily disposable, reusable and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including devices and over-the-counter products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Product Review
We conducted a review of all direct materials either necessary to the production of our products or necessary to the products’ functionality to determine the risk that Conflict Minerals were present. In accordance with SEC Staff Guidance with respect to the Rule, we excluded packaging materials from this review. Based on the review, the categories of our products that were determined to include or be at risk for containing Conflict Minerals or to include metals of undeterminable content were raw materials associated with Alcon’s equipment product lines within our Surgical and Vision Care franchises.
Design of Due Diligence Program
We designed our due diligence measures to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Third Edition (OECD 2016) (the “OECD Framework”) and related Supplements.
As a purchaser of components, we are many steps removed from the mining of Conflict Minerals and we do not purchase raw ore or unrefined Conflict Minerals. We must rely on our immediate suppliers to provide information regarding the sourcing of Conflict Minerals. These immediate suppliers are also often many steps removed from the mining of Conflict Minerals.
Our annual due diligence activities, which are in line with the OECD Framework, are summarized below.
Step 1: Establish strong company management systems
▪We maintain a Code of Business Conduct, which calls for all third parties with whom we work to comply with the law, to adhere to ethical business practices, and to observe our standard requirements concerning labor, health, safety, environmental protection and management systems. We maintain a Third Party Code of Conduct that establishes a standard for suppliers’ support with respect to Conflict Minerals tracking. Specifically, the Third Party Code of Conduct requires that Suppliers help to: identify the source of Conflict Minerals in the products that they sell to Alcon and, as possible through reasonable means, the names of smelters and refiners that process Conflict Minerals and the country of origin of these

Conflict Minerals; cooperate with Alcon in our due diligence process and in responding to requests relating to Conflict Minerals in our products; provide reasonable evidence of suppliers’ performance of similar due diligence with respect to any of their suppliers or sub-contractors involved in the production of materials or products supplied to Alcon or any components of those materials or products; and work with Alcon to assess opportunities for alternative sources where Conflict Minerals are identified.
▪Our Conflict Minerals Core Team (“Core Team”) is responsible for the implementation and ongoing management of Conflict Minerals reporting activities, and the documentation and reporting of the results of the Conflict Minerals due diligence activities.
▪Annually, we establish and document our process to evaluate our products, in order to identify and assess the presence and sources of Conflict Minerals in the supply chain.
▪The Core Team uses standardized documentation to capture key decisions, processes and procedures used in gathering information related to the use of Conflict Minerals in our products, and to the sources of any such Conflict Minerals. We retain such documentation in accordance with our corporate document retention policy.
▪In recognition of the OECD Framework requirement, Alcon maintains feedback mechanisms available to all interested parties to provide information or voice their concerns regarding our compliance with laws and regulations.
Step 2: Identify and assess risks in the supply chain
▪On an annual basis, we review the suppliers that provide materials used in manufacturing to identify potential sources of Conflict Minerals in our supply chain. The Core Team is responsible for determining the suppliers of materials that are necessary to the production or functionality of products that may contain one or more Conflict Minerals or contain metal of undeterminable content.
▪Suppliers of the items identified as potentially containing Conflict Minerals or metals of undeterminable content are designated as “In Scope” for the RCOI.
▪As part of this annual process, we, through a third party vendor, offer Conflict Minerals training for In Scope suppliers and require our suppliers to complete a web-based survey on the most recent Conflict Minerals Reporting Template (“CMRT”) from the Responsible Minerals Initiative (“RMI”). This survey seeks information regarding country of origin of Conflict Minerals supplied to us and the smelters or refiners in the supply chain.

▪To help encourage the highest level of compliance, our third party vendor makes multiple attempts to obtain responses from all In Scope suppliers.
▪We review the information provided by each supplier to determine the completeness of each supplier’s responses, and note certain points of information, including whether the supplier has a policy regarding conflict minerals and whether they source any Conflict Minerals from the Covered Countries.
▪We review aggregate supplier CMRT responses as well as company statements made by suppliers regarding the status of Conflict Minerals in their supply chain in order to summarize key findings regarding risks in the supply chain. The Core Team meets regularly to review progress.
▪We conduct a review of smelter/refinery information provided in the supplier surveys to determine the actual number of unique smelters/refiners identified by our suppliers and whether each has been audited by a third party or presents a "red flag" as defined by the OECD Framework. To make the determination of each smelter/refiner’s conflict status, we rely solely upon information provided by RMI. RMI states that it conducts an industry-standard Responsible Minerals Assurance Program (“RMAP”), in which it certifies smelters/refiners worldwide by conducting an independent audit to validate company-level management and sourcing processes for responsible mineral procurement. RMI makes available to the public the list of smelters/refiners that it has certified as “Conformant," which identifies smelters/refiners that are in conformance with the RMAP assessment protocols and that bear the highest level of Conflict Minerals responsible sourcing certification set by RMI.
▪According to RMI, smelters and refiners with the RMI “re-audit in progress” designation are also considered to be RMAP Conformant during the period in which this designation is assigned.
▪According to RMI, smelters and refiners that carry the RMI “Active” designation are currently engaged in the RMAP, but for which a conformance designation has yet to be made.
▪A smelter or refiner is deemed by RMI as “Known” if it was not Conformant or Active but is listed on the CMRT Smelter Reference List. The status information reflected in this report is current as of May 19, 2020.
Step 3: Design and implement a strategy to respond to identified risks
▪We expect supplier conformance with the Conflict Minerals section of the Alcon Third Party Code of Conduct.
▪We regularly assess identified risks based on suppliers’ completed surveys. If a high risk is identified, we will determine how to implement necessary risk mitigation efforts, including temporarily suspending trade or disengaging with a supplier.

▪As part of our review of compliance activities, we assess our processes in order to determine whether additional actions are required in the future.
Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices
▪In accordance with the OECD Framework, we monitor industry actions and the results of independent third-party audits of the due diligence performed by smelters and refiners. Given the nature of our business, the associated costs, and the current lack of transparency in our global supply chain, we are not in a position to conduct our own audits of smelters and refiners; however, we appreciate the efforts of internationally-recognized assessment programs such as RMAP and strongly encourage that each smelter and refinery seek certification from an internationally-recognized assessment program.
Step 5: Report annually on supply chain due diligence
▪In accordance with the Rule, we annually summarize the activities and results of our due diligence with regard to Conflict Minerals in this Conflict Minerals Report, which is filed with our Form SD.
Determination
Consistent with the OECD Framework, after our initial determination that Conflict Minerals were necessary to the functionality of some of our products, we conducted an RCOI to determine whether we had reason to believe that any Conflict Minerals were contained in, and necessary to the functionality or production of, our products may have originated in the Covered Countries.
In accordance with the Rule, we performed an RCOI based on the procedures set forth above. Based on this process, the results of our RCOI for 2020 were as follows:
▪In Scope Suppliers (all were surveyed): 518
▪Responses received: 333
In undertaking the RCOI for 2020, we took additional measures to increase the response rate from our largest suppliers. As a result of those increased efforts, we received a 82% response rate based on percentage spend.
As a result of the RCOI process, we concluded in good faith that during 2020 we had reason to believe that certain of the products that we manufactured or contracted to manufacture contained Conflict Minerals that may have originated from Covered Countries. Consequently, we exercised due diligence on the source and chain of custody of the Conflict Minerals following the OECD Framework.

In response to our due diligence activities, certain In Scope suppliers provided us with no information about their smelters and refiners, certain other In Scope suppliers provided only a partial list of their smelters and refiners, and certain other In Scope suppliers provided us with a complete list of their smelters and refiners. As a downstream purchaser of components that contain Conflict Minerals, our due diligence is highly reliant on our suppliers providing accurate information to us. Based on the limited information from our In Scope suppliers that provided us with names of smelters and refiners in their supply chain, we have determined the following information with respect to the facilities used to process Conflict Minerals:
▪Unique Smelters/Refiners Identified: 311
▪Conformant Smelters/Refiners Identified: 233
▪Active Smelters/Refiners Identified: 8
▪Known Smelters/Refiners Identified: 70
We further note that not all of the included smelters and refiners may have processed the necessary Conflict Minerals contained in our products. In some cases, suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their respective suppliers, the decision of such suppliers to provide information on a company-wide level rather than a product-based level, or for other reasons.
Because the information that we obtained from In Scope suppliers was incomplete, we were unable to determine the countries of origin of the Conflict Minerals or the facilities used to process them.
Risk Mitigation and Future Due Diligence Measures
We will look to improve our due diligence process by considering measures aimed at increasing Supplier responses to our RCOI in terms of accuracy, timeliness and completeness.
Cautionary Note Regarding Forward-Looking Statements
This report may contain certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict, such as the factors discussed in Alcon’s flings with the United States Securities and

Exchange Commission, including its Form 20-F. Should one or more of such uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this report speak only as of the date of its fling, and Alcon assumes no obligation to update forward- looking statements as a result of new information, future events or otherwise.